American Gas Index Fund, Inc.
4922 Fairmont Avenue
Bethesda, Maryland 20814

To the Board of Directors of American Gas Index Fund, Inc.:
We are the auditors of American Gas Index Fund, Inc. (the Fund).
Rushmore Trust and Savings, FSB (Rushmore Trust), a related entity, is custodian of the Fund and the Fund is therefore subject to the provisions of Rule 17f-2 under the Investment Company Act of 1940. Accordingly, we have accounted for the Fund's investment securities held by Rushmore Trust as of the close of business on March 31, 1998.
It is understood that this report is solely for the use of management and for the information of the Securities and Exchange Commission and should not be used for any other purpose.

Rushmore Trust, in addition to acting as custodian for the Fund, is custodian for other customers. Agents of Rushmore Trust hold, or account for by book entry, securities which are the responsibility of Rushmore Trust through custodian or trust agreements. Securities held by agents of Rushmore Trust, while identified by such agents as being deposited by Rushmore Trust, cannot be identified by such agents as to the specific customers of Rushmore Trust who have securities included in such deposits.

Rushmore Trust confirmed to us that the portfolio securities owned by the Fund on March 31, 1998 were held for the account of Rushmore Trust by Mellon Bank, N.A. (Mellon) as agent for Rushmore Trust. We obtained confirmation from Mellon of the securities held for the account of Rushmore Trust as of March 31, 1998. We reviewed Rushmore Trust's reconciliation of Mellon's confirmation to Rushmore Trust's internal records, identifying securities held by Mellon as a part of Rushmore Trust's aggregate security position with Mellon. We also reviewed Rushmore Trust's records which show the owners of the securities held by Mellon for the account of the Rushmore Trust at March 31, 1998. We determined that these securities, identified by such records as the property of the Fund, were in agreement with the Fund's records of securities owned at March 31, 1998. In addition, brokers confirmed to us the repurchase agreement and purchases and sales outstanding at March 31, 1998, which were in agreement with the Fund's records. We also agreed an analysis of portfolio transactions recorded subsequent to December 17, 1997, the date of our most recent examination of the Fund's securities required under Rule 17f-2, in the investment accounts to supporting records and verified a sample of portfolio security transactions to supporting records and documentation.

Because the above procedures were not sufficient to constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above as of the dates indicated. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we made an audit of the financial statements of the Fund in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of the Fund, taken as a whole for any date or period.


Deloitte & Touche LLP
Princeton, New Jersey
May 1, 1998


American Gas Index Fund, Inc.
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